Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 6 to Registration Statement No. 333-150655 on Form S-1 of our report dated August 25, 2010, related to the consolidated financial statements and financial statement schedule of Biomet, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the new basis of accounting established on July 12, 2007 as a result of the Merger) appearing in the Annual Report on Form 10-K of Biomet, Inc. for the year ended May 31, 2010, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana

October 27, 2010